Exhibit 99(c)

Consolidated Financial Statements Port Imperial Partners, LLC As Of December 31, 2020 and 2019 and For The Years Ended December 31, 2020, 2019 and 2018 With Independent Auditors’ Report

Port Imperial Partners, LLC

Consolidated Financial Statements

As Of December 31, 2020 and 2019 and For The

Years Ended December 31, 2020, 2019 and 2018

Contents

Independent Auditors' Report	2-3

Consolidated Financial Statements

Consolidated Balance Sheets	4
Consolidated Statements of Operations	5
Consolidated Statements of Changes in Members’ Equity	6
Consolidated Statements of Cash Flows	7
Notes to Consolidated Financial Statements	8-12

INDEPENDENT AUDITORS' REPORT

To the Members of
Port Imperial Partners, LLC
Matawan, New Jersey

We have audited the accompanying consolidated financial statements of Port Imperial Partners, LLC and its subsidiaries (the "Company"), which comprise the consolidated statements of operations, changes in member’s equity, and cash flows for the year ended December 31, 2018, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York

March 26, 2019

Port Imperial Partners, LLC

Consolidated Balance Sheets
(Dollars in Thousands)

	December 31,
	2020	2019
	(Unaudited)	(Unaudited)
Assets
Cash	$1,773	$364
Restricted cash	1,504	1,133
Receivables and deposits	3,064	2,789
Inventories:
Land and land development	7,278	14,052
Construction in process	43,933	85,093
Total inventories	51,211	99,145

Prepaid expenses	1,706	3,250
Total assets	$59,258	$106,681

Liabilities and Members’ equity
Notes payable, net of debt issuance costs	$29,326	$25,083
Accounts payable and other liabilities	1,952	2,161
Customers’ deposits	653	510
Accrued interest	149	192
Total liabilities	32,080	27,946

Commitments and contingencies (Note 5)

Members’ equity	27,178	78,735
Total liabilities and members’ equity	$59,258	$106,681

See notes to consolidated financial statements.

Port Imperial Partners, LLC

Consolidated Statements of Operations
(Dollars in Thousands)

	Years Ended December 31,
	2020	2019	2018
	(Unaudited)	(Unaudited)	(Audited)
Revenue:
Sale of homes	$69,195	$68,375	$125,265
Other revenue	2	1	5
Total revenue	69,197	68,376	125,270

Expenses:
Direct costs:
Land and land development	6,817	6,452	11,392
Construction	38,009	33,111	57,519
Other	7,729	6,857	9,520
Direct cost of sales	52,555	46,420	78,431

Cost of sales interest	2,425	2,557	6,883

Indirect cost of sales:
Construction and service overhead	1,141	1,329	1,476
Other	466	532	866
Total indirect cost of sales	1,607	1,861	2,342

Selling, general and administrative expense	4,628	5,074	9,454

Interest expense	1,898	4,643	2,680

Net income	$6,084	$7,821	$25,480

See notes to consolidated financial statements.

Port Imperial Partners, LLC

Consolidated Statements of Changes in Members’ Equity
(Dollars in Thousands)

For The Years Ended December 31, 2020, 2019 and 2018

	K. Hovnanian at Port Imperial	TRI-FIVE
	Investment,	Port Imperial,
	LLC	LLC	Total
Balance at January 1, 2018 (unaudited)	$14,618	$58,471	$73,089
Capital contributions	229	916	1,145
Capital distribution		(21,400)	(21,400)
Net income	5,096	20,384	25,480
Balance at December 31, 2018 (audited)	19,943	58,371	78,314
Capital distributions	-	(7,400)	(7,400)
Net income	1,564	6,257	7,821
Balance at December 31, 2019 (unaudited)	21,507	57,228	78,735
Capital distributions	(8,950)	(48,691)	(57,641)
Net income	1,217	4,867	6,084
Balance at December 31, 2020 (unaudited)	$13,774	$13,404	$27,178

See notes to consolidated financial statements.

Port Imperial Partners, LLC

Consolidated Statement of Cash Flows
(Dollars in Thousands)

	Years Ended December 31,
	2020	2019	2018
	(Unaudited)	(Unaudited)	(Audited)
Operating activities
Net income	$6,084	$7,821	$25,480
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred financing costs	246	537	836
Changes in operating assets and liabilities:
Depreciation	10
Receivables, deposits and prepaid expenses	1,259	1,354	1,582
Inventories	47,934	40,850	42,617
Accounts payable, other liabilities and accrued interest	(252)	(6,152)	(12,565)
Customers’ deposits	143	252	(3,740)
Net cash provided by operating activities	55,424	44,662	54,210

Financing activities
Member contributions	-	-	1,145
Member distributions	(57,641)	(7,400)	(21,400)
Proceeds from notes payable	42,835	-	30,632
Payments related to notes payable	(38,203)	(39,342)	(69,059)
Deferred financing costs from model financing program and notes payable	(635)	(272)	(191)
Net cash used in financing activities	(53,644)	(47,014)	(58,873)

Net increase (decrease) in cash and restricted cash	1,780	(2,352)	(4,663)
Cash and restricted cash balance, beginning of year	1,497	3,849	8,512
Cash and restricted cash balance, end of year	$3,277	$1,497	$3,849

Supplemental disclosures of cash flows:
Cash paid for interest, net of amounts capitalized	$2,182	$4,800	$2,481

Reconciliation of cash and restricted cash
Cash	$1,773	$364	$3,071
Restricted cash	1,504	1,133	778
Total cash and restricted cash	$3,277	$1,497	$3,849

See notes to consolidated financial statements.

Port Imperial Partners, LLC

Notes to Consolidated Financial Statements

As Of and For The Years Ended December 31, 2020 (unaudited),

2019 (unaudited) and 2018 (audited)

1. Description of Business

Port Imperial Partners, LLC (with its subsidiaries, the “Company”) is a residential home developer that markets its products in New Jersey. All construction activity is performed by a general contractor supervised by the Company.

On November 4, 2015, K. Hovnanian at Port Imperial Investment, LLC (“K-Hov”) (a subsidiary of K. Hovnanian Enterprises, Inc.) entered into a joint venture agreement with Tri-Five Port Imperial, LLC (“Tri Five”) (an affiliate of Tri Pacific Capital Advisors, LLC) to develop, construct, and sell single family attached condominium units. The Company purchased the property from another subsidiary of K. Hovnanian Enterprises, Inc. This property was purchased at fair value.

The Company is a limited-life entity. As the existing units are built and sold, operations will decline and cease when all the units within the high-rise building have been delivered. Capital was contributed by K-Hov and Tri Five in the following proportion: 20% by K-Hov; and 80% by Tri Five. The joint venture agreement specifies how profits and losses and cash distributions are allocated to the investors. Also, in accordance with the joint venture agreement, K-Hov is the managing member, with all significant decisions shared equally by both members.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the Company’s accounts and those of its wholly owned subsidiaries after elimination of all intercompany balances and transactions.

Revenue Recognition

Income from home sales is recorded when title is conveyed to the buyer, adequate cash payment has been received, and there is no continued involvement. Nonrefundable deposits received from customers upon the signing of a sales contract are recognized as other revenue if the contract is terminated by the customer.

Port Imperial Partners, LLC

Notes to Consolidated Financial Statements (continued)

Cash

Cash includes deposits in checking accounts. Cash balances are held at a financial institution and may, at times, exceed insurable amounts. The Company believes that it mitigates the risk by depositing the cash in a major financial institution.

Restricted cash

Restricted cash includes cash collateralizing the per home warranty service dollars discussed below.

Inventories

Inventories are stated at cost unless the inventory is determined to be impaired, in which case the inventory is written down to its fair value. Inventories of units include all direct costs of construction, plus capitalized costs, including construction administration, property taxes, interest, and legal fees that relate to development projects. Direct construction costs, land, land development, and common facility costs are accumulated and allocated to each unit and relieved through cost of sales using the relative sales value method.

Start-up costs incurred in connection with planned developments are expected to be recovered from the sale of homes and are capitalized. Management periodically reviews the feasibility of planned developments and expenses the costs of developments that are abandoned or which cannot be recovered through the realization of future sales revenue.

The Company records impairment losses on inventories related to communities or units under development when events and circumstances indicate they may be impaired and the Company will not be able to recover its recorded investment. The Company has not recorded any inventory impairments in the years ended December 31, 2020, 2019 and 2018.

Interest

Interest attributable to properties under development during the land development and home construction period is capitalized and expensed along with the associated cost of sales as the related inventories are sold. Interest incurred in excess of interest capitalized is expensed immediately.

Port Imperial Partners, LLC

Notes to Consolidated Financial Statements (continued)

Warranty Allowances

The Company warranties a home for most ordinary defects generally for the first year of ownership and for major structural defects for the first 10 years of ownership. All warranty services will be provided by and are the responsibility of an affiliate of K-Hov. The Company pays a fixed fee per unit at closing. These fees are deposited into a restricted cash account maintained by the Company until approvals are granted which allow for reimbursement to be paid to such affiliate, K. Hovnanian JV Services Company, L.L.C., to cover the cost of the warranty services after they have been incurred. Additions and charges to the warranty reserve, which is included in accounts payable and other liabilities on the accompanying consolidated balance sheets, were as follows:

(In thousands)	Year Ended December 31, 2020	Year Ended December 31, 2019
Balance, beginning of period	$1,133	$777
Additions	385	399
Charges	(15)	(43)
Balance, end of period	$1,503	$1,133

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs totaled $0.4 million, $0.8 million and $1.5 for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively, and are included in Selling, general and administrative expense on the accompanying consolidated statements of operations.

Income Taxes

A limited liability company is not subject to the payment of federal or state income taxes, as the components of its income and expenses flow through directly to the members. Accordingly, no provision for income taxes has been reflected in the accompanying consolidated financial statements.

Port Imperial Partners, LLC

Notes to Consolidated Financial Statements (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and these differences could have a significant impact on the consolidated financial statements.

3. Related-Party Transactions

As the administrative and development member of the Company, K-Hov provides certain services to the Company. In connection with providing these services, K-Hov receives fees, which are summarized as follows:

Administrative charge	4% of home sales revenue

Warranty services charge	$7,000 per home sold

In addition, as investor member of the Company, Tri Five receives fees, which are summarized as follows:

Investor member charge	1% of Home Sales Revenue

The administrative and investor member charges are included in Selling, general and administrative expense and the warranty services charge is included in Indirect cost of sales – Other on the consolidated statements of operations.

The following table summarizes the related party fees incurred:

(In thousands)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Administrative charge	$2,768	$2,703	$5,080
Warranty services charge	$385	$356	$777
Investor member charge	$741	$636	$1,261

Port Imperial Partners, LLC

Notes to Consolidated Financial Statements (continued)

4. Notes Payable

The Company had a secured construction loan with American Life Insurance Company that had an original maturity of June 1, 2019. The Company had options to extend the term of the loan for two successive one-year terms, upon notice to the lender sent no earlier than January 31, 2019 or January 31, 2020, respectively, and sent no later than May 1, 2019 or April 30, 2020, respectively. The Company notified the lender of its intention to extend the loan within the notification period referred to above. As such, the maturity date was extended to June 1, 2020. As of December 31, 2019, the note had a principal balance of $25.1 million, respectively. There was $0.2 million of accrued, unpaid interest as of December 31, 2019, respectively. Interest on the loan was LIBOR plus 6.00% and, therefore, can fluctuate, but was payable monthly at a rate of 8.35% and 7.37% per annum as of December 31, 2019, which can be deferred and added to the unpaid principal balance, and thereafter, can be subject to interest at the note rate. The note was secured by all of the Company’s property and improvements. In August 2020, the Company refinanced the loan with Western Alliance Bank, at which time the existing loan was paid off. The total commitment is $42.8 million and matures on August 14, 2022. As of December 31, 2020, the note had an outstanding principal balance of $29.8 million. There was $0.1 million of accrued, unpaid interest as of December 31, 2020. Interest on the loan is payable monthly at a rate of LIBOR plus 3.75% with a floor rate of 5.25% and, therefore, can fluctuate. The note is secured by all of the Company’s property and improvements.

5. Commitments and Contingencies

The Company is not currently involved in any claims and legal actions arising in the ordinary course of business. If the Company were to become involved in any, management would decide if the ultimate disposition of these matters will have a material adverse effect or not on the Company’s consolidated financial statements.

6. Subsequent Events

The Company evaluated subsequent events that took place after December 31, 2020, through March 24, 2021, the date the consolidated financial statements were available to be issued. The Company is not aware of any subsequent events that require disclosure in or adjustments to the consolidated financial statements as of December 31, 2020.

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